INVEST IN **KOIA**

🌿 Making delicious, plant-based nutrition accessible to all



koia
-protein-
cold brew coffee
vanilla bean
coconut almond
chocolate banana

drinkkoia.com Los Angeles CA

Food | Retail | Main Street | Social Impact | Health and Fitness

LEAD INVESTOR

Alex Schneider

We focus on investing in emerging food & beverage brands and are excited to support Koia. Its a very impressive team with both big company experience (to know what success looks like) but also an entrepreneurial culture driven by innovation. We were able to see how the team came together when a market opportunity in smoothies presented itself. The Koia team was able to execute a very successful launch into a new category for the business in a short amount of time with limited resources. And to be able to that with great products is rare... Koia beverages are not just functionally relevant, low in sugar and high in protein, but they actually taste great. So many of the other products out there use too many artificial sweeteners and have chalky aftertaste. All of the marketing, supply chain, branding, distribution is pointless unless the product tastes great. Proud to be an investor in Koia and happy that its stocked in my fridge.

Invested $300,000 this round & $700,000 previously

Learn about Lead Investors

Highlights

1. 🚀 $36.4M in 2021 sales revenue & 197% annual revenue growth
2. 🔥 Backed by investors Chris Paul, Kevin Hart, Kyler Murray, Cordae & The Weeknd
3. 🏆 World-class team from Vitaminwater, FourLoko, Califia & Coca-Cola
4. 🎯 17,000 retail stores including Target, Walmart, 7-Eleven, Wegmans, Safeway & Whole Foods
5. 🌿 38,000,000+ bottles sold & 4,000,000+ lbs of sugar removed from the market
6. ⚡ #1 protein-based beverage brand in "natural"
7. 💜 Featured in Wall Street Journal, Reuters, Men's Health, Pop Sugar & Forbes
8. 💸 On a clear strategic path to $350M in retail sales (not guaranteed)

Our Team

Our Team



Chris Hunter CEO & Co-Founder

Serial beverage entrepreneur with a history of creating top-selling drinks we all know and love: FourLoko & Not Your Father's Root Beer, which was acquired by Pabst Brewery. Scaled Koia from $0M to $36.4M in sales in just 5 years.



Michael Woolard President

Operations expert with experience growing companies from 20 to 600+ employees. Former CEO of United Consortium, a CPG manufacturer with a #1-selling product on Amazon. Former CFO of

Phusion Projects, where he helped Koia's CEO scale FourLoko.



Chris Pruneda Chief Marketing Officer

Food & beverage visionary, former Marketing Director at Glaceau (makers of Vitaminwater & Smartwater), which was acquired by Coca-Cola for $4B. Investor & VP of Pirate's Booty; scaled sales from $16M to $95M before acquisition by B&G Foods for $200M.



Niki Sahf Senior Vice President of Sales

Sales & scale ace with experience driving geographic and vertical expansion at the world's biggest food brands, including General Mills, Enjoy Life Foods & Califia Farms, the #1 nut-based and ready-to-drink coffee in Natural & Specialty channels.

Why Koia?


koia
-protein-

We're on a mission to make delicious, plant-based nutrition accessible to all. In today's on-the-go world, nutrition should be a convenient no-brainer!


Koia makes delicious, nutritious drinks for the 100%

Koia conveniently delivers naturally craveable and nutritious plant-based drinks packed with protein and little sugar. Koia is for everyone, everywhere. Koia sees no difference between the 99% and the 1% because Koia is healthy and delicious for the 100%.


You're invited to invest in Koia's community investment round

Koia opened a community investment round because we practice what we preach. We carved out 10% of our institutional investment round for our Koia community. Koia is bigger than just beverages - it's a movement to create access to convenient, plant-based nutrition for all. And we want to give the Koia community the opportunity to be invested in our mission.


Join These Investors
Chris Paul
The Weeknd
Cordae
Kevin Hart
Ron "Boss" Everline
Pink Sweats
Kyler Murray
Khris Middleton

As a Koia investor, you'll be investing with NBA All-Star Chris Paul, on the same exact investment terms. You'll also be joining numerous institutional and

exact investment terms. You'll also be joining numerous institutional and celebrity investors who love Koia.


Forbes

Chris Paul continues his fight against food injustices with his new investment in Koia, a 100 percent plant-based

NBA star Chris Paul announced his new investment in Koia - a plant-based protein shake company co-founded by Four Loko and Not Your Father's Root Beer co-founder Chris Hunter. The two have come together on a mission to provide underserved communities with more nutritious options for food.

Paul, who transitioned to a plant-plant based lifestyle in 2019, says his passion for pushing a plant-based lifestyle into Black and Brown communities stems from his personal experience growing up eating unhealthy foods.

Our investors are invested in making plant-based nutrition more accessible to all. For example, Chris Paul and Koia are working together to get vending machines to Historically Black Colleges and Universities (HBCUs) and other universities across the country to ensure everyone have access to delicious, convenient, plant-based nutrition.


delicious protein shakes
koia
outrageously
delicious
protein shakes


Outrageously delicious
plant-based drinks

Koia's mission is a big reason people love us, but people love Koia even more because it's highly delicious and nutritious!


Protein
18g Plant Protein
4g Sugar
Dairy free
Keto
2g Net Carbs
0g Added Sugar
9g MCT Oil
Smoothie
9g Total Sugar
Boosted Hydration
Prebiotic Fiber
In every Koia bottle
plant protein
low sugar
dairy free
gluten free
kosher
NON GMO Project VERIFIED
nongmoproject.org

4 Million + lbs of sugar removed
from the market to date!


People LOVE Koia!







"Vanilla Bean is amazing! It tastes like you are having a dessert than a protein drink. It also fills me up until my next meal."
Cindy F.

"Chocolatey goodness!!! One of my favorites. A great treat when living a KETO lifestyle."
Alisha S.

I love the Koia Smoothies because they are delicious and nutritious!
Miranda F.


Kim Kardashian
Ariana Grande
Charlie Puth
10,000+
KREW
members

And the press can't get enough

Forbes | THE WALL STREET JOURNAL. | REUTERS
BEVNET | Men'sHealth | VegNews | The Beet.
yahoo! | msn | POPSUGAR | WholeFoods


0g
added sugar

Koia's world-class team has built iconic brands

vitaminwater | smartwater | four Loko | PIRATE'S BOOTY

And Koia's sales are growing astronomically!

$36.4 M	38+ M	197%
In annual sales	Bottles sold	Annual revenue growth



Gross Sales
Projections
83% CAGR
Compound Annual Growth Rate
$3.2m
$8.2m
$14.5m
$18.5m
$36.4m
$56.2m
$84.1m
2017
2018
2019
2020
2021
2022
2023
Margin: 34.4% → 41.3%

Forward-looking projections cannot be guaranteed.

We achieved a 197% revenue annual growth rate last year and an 83% compound annual growth rate since inception. As our sales increase, so do our margins!

That's why retailers love us!

17,000+ Stores Nationwide

Koia is the #1 protein-based beverage brand in "natural." With accelerating sales and expanding distribution channels, Koia has a clear path to $350M in sales.

Get Koia investor insider access

And when you invest in Koia, you're not only joining us to democratize access to plant-based nutrition for all, you'll also get some pretty neat perks!

- Annual investor call with our CEO and leadership team;
- First dibs on limited edition seasonal flavors, merch, and events; and
- Innovation Panels, where you can give Koia feedback on new products & future flavors!

Investor FAQ

How does this work?

- Sign up for a Wefunder account if you haven't already by clicking the "Sign Up" link on the top right-hand corner of the page.
- Choose an amount you want to invest up to the legal maximum, from $100 USD.
- Complete your investment documents.

What are the terms of the investment?

- We're raising on a convertible note with a $115m valuation cap, a 20% discount rate, and an 8% interest rate.

What's a convertible note?

- A convertible note is an instrument that may convert to stock upon the occurrence of certain events, such as upon the consummation of the company's next priced round of financing above a specified dollar amount. The convertible note outlines how the conversion price will be determined and ultimately, how many shares you will receive in the event your convertible converts to stock.

How will the shares I receive be determined?

- In this deal, there is both a valuation cap and a discount rate. The effect is as follows: at the consummation of the company's next priced round of financing above a specified dollar amount, the conversion price that you will get for the shares will be based whatever is more favorable for you, the investor: the price implied by the valuation cap or the price implied by the discount rate on the new shares.

What's a valuation cap and discount rate?

- The valuation cap sets the maximum price that the convertible note will convert into equity and the discount rate provides a discount on the share price in the next priced round of financing.

Why is there an interest rate?

- While the convertible note instrument is outstanding, Koia will pay 8% interest on the outstanding amount. This accrues to your investment and increases the number of shares issued upon conversion.

What's the minimum I can invest?

- The minimum investment amount is $100.

What's the maximum I can invest?

- Everyone can invest up to $2,200. However, you can invest more depending on your net income and net worth. You can view how much you can invest by adding your net worth and net income under "Investor Limits" here: https://wefunder.com/settings
- Although you may be legally able to invest more, your investment may be capped depending on the interest we receive in this round.

Do I have to do anything for Koia as an investor?

- No. This is a no-obligation opportunity for you to invest. All you'll have to do is invest!

When will the money leave my account?

- If you fund your Wefunder Cash account, your funds will move from your account immediately, just like online shopping.
- Once the campaign is closed, your funds are permanently deposited into Koia via Wefunder. This is irreversible as confirmed investments cannot be refunded.
- For other questions, please check out Wefunder's FAQs or contact support@wefunder.com.

Do I need to be an accredited investor?

- Nope. Everyone can invest up to $2,200 without being accredited. For higher investment amounts, you can add your net worth and net income under "Investor Limits" here: https://wefunder.com/settings


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